

getting results

2008 Annual Report

Actuant

getting results...

Actuant is about getting results, in all of our individual businesses, each and every day.

It is nothing fancy. It means executing . . . delivering what we set out to accomplish.

Consecutive years of EPS growth

Compound average annual share price growth from the August 2000 spin-off through fiscal 2008

Years of free cash flow conversion in excess of net income

The **Actuant businesses** are divided into four segments focused on the **niche markets** we serve:






	INDUSTRIAL	ELECTRICAL	ACTUATION SYSTEMS	ENGINEERED PRODUCTS
Description	Extreme force hydraulic tools for industrial MRO, infrastructure and diversified end market applications. Joint integrity maintenance and repair products and services for global oil & gas and power generation customers.	Branded electrical tools and consumables for the professional and retail/Do-It-Yourself (DIY) channels as well as harsh environment applications in marine, medical and OEM markets. Transformers for low voltage applications such as data centers, residential lighting and communication equipment.	Position and motion control systems for end markets such as heavy-duty truck, convertible automobiles and recreational vehicles. Precision, severe duty, air flow valving for diesel engines and turbochargers. Also flexible shafts for diverse applications.	Harsh-environment electronic controls and instrumentation, high voltage utility switches, container hardware and aerospace batteries.
Brand Names	DL Ricci, Enerpac, Hydratight, InjectASeal, Milwaukee Cylinder, Precision SureLock, Simplex, Superior Plant Services	Acme Electric, BH Electronics, Del City, Gardner Bender, Guest, Kopp, Marinco	Elliott, Gits, Kwikee, Power-Packer, PowerGear	Acme Aerospace, Datcon, Maxima, Nielsen, Stewart Warner, Turner Electric
End Markets	Industrial MRO, oil & gas, power generation, aerospace, infrastructure, mining, railroad, commercial construction, shipbuilding	DIY retail, residential construction, marine, theatrical/stage lighting, medical, industrial, electrical wholesalers	Global automotive OEMs, commercial truck, off-highway equipment, medical, RV OEMs and aftermarket, agriculture, lawn & garden, aerospace, military	Aerospace, agriculture, construction and material handling equipment, military, marine, motorcycle, truck, electric utilities

5-year financial highlights

Summary Financial Data

(US$ in millions, except per share amounts)

Operating Results—Fiscal Year Ended August 31,	2004	2005	2006	2007	2008
Net sales	$ 727	$ 976	$ 1,201	$ 1,459	$ 1,664
Operating profit	90	122	154	185	211
Operating profit %	12.4%	12.5%	12.8%	12.7%	12.7%
Net earnings	24	71	93	105	123
Diluted earnings per share	0.47	1.21	1.50	1.69	1.93
Diluted earnings per share before special items[1]	0.92	1.20	1.45	1.73	2.05
Financial Position at August 31,					
Total assets	$ 424	$ 996	$ 1,213	$ 1,501	$ 1,668
Net debt[2]	188	432	455	475	452
Shareholders equity	32	245	363	500	630
Actual shares outstanding (000s)	47,524	54,094	54,590	55,348	56,002
Other Information					
Dividends declared per share	$ 0.00	$ 0.04	$ 0.04	$ 0.04	$ 0.04
Capital expenditures	11	15	20	31	44
Depreciation and amortization	17	22	28	36	45
Funds deployed for business acquisitions	65	467	129	163	110



$2,000
$1,500
$1,000
$500
$0
04 05 06 07 08

Net Sales



$250
$200
$150
$100
$50
$0
04 05 06 07 08

Operating Profit



$2.50
$2.00
$1.50
$1.00
$0.50
$0
04 05 06 07 08

Diluted Earnings Per Share Before Special Items[1]



$200
$150
$100
$50
$0
04 05 06 07 08

Free Cash Flow[1]

[1] *See page 16 for calculation of free cash flow and diluted earnings per share before special items.*

[2] *Net debt equals short term borrowings, long term debt including current portion, less cash and cash equivalents.*



Pictured left to right Bob Arzbaecher, Chairman and Chief Executive Officer, Andy Lampereur, Chief Financial Officer and Mark Goldstein, Chief Operating Officer

dear shareholders,

Simply put, we are getting results.

Fiscal 2008 marked the seventh consecutive year of double-digit diluted earnings per share (EPS) growth since the spin-off in 2000. EPS, excluding special items, grew 18%. Our record results included a 14% increase in sales over 2007 to $1.66 billion. We realized EBITDA margin expansion of 70 basis points and generated $151 million in free cash flow, which represented an earnings conversion of 116%, the eighth consecutive year of free cash flow in excess of net income.

In the midst of a deteriorating economic environment, Actuant delivered strong earnings and cash flow. This speaks volumes about our diversity. Some of our businesses thrived due to strong global energy, industrial and commodity based demand, while others were challenged by weaker North American consumer confidence.

In this changing environment, the leadership of the various Actuant businesses responded to the circumstances they encountered. In the slowing end markets, we aggressively acted to align our costs with demand. The completion of our European Electrical restructuring and facility consolidations in our recreational vehicle, professional electrical and marine businesses are just a few examples of our actions. We simultaneously invested in growth opportunities, seeking ways to advance our leadership position. We opened a new facility in Taicang, China, established Hydratight operations in Norway and opened a new research and development center for our Gits business. We continued to invest capital in our acquisition growth strategy with over $100 million of capital deployed in acquisitions during the fiscal year and another $230 million for Cortland in September, 2008. Balancing both cost reduction and growth is difficult, but was an important contributor to "getting results" in 2008.

GETTING RESULTS

"Getting results" is the theme of this year's annual report. In the following pages we will explain how Actuant is consistently able to deliver results:

• It starts with our business model. Our ongoing, disciplined execution of this business model helps everyone within Actuant make decisions on how best to invest incremental cash flow to generate the highest return on invested capital.

• We'll address the topic of developing people. As Actuant continues on its journey of profitable growth, we are recruiting and developing individuals to lead and manage our businesses and deliver future results. We need to have the right people in place who understand our continuous improvement culture, who can execute our business model, and who can help us augment core growth with acquisitions.



• We'll then turn our attention to both our continuous improvement success with LEAD (Lean Enterprise Across Disciplines) and how Actuant businesses deliver core growth. Both of these help drive consistent cash flow.

• We'll focus on our ongoing effort to find and successfully integrate tuck-in acquisitions that complement our existing businesses. In 2008, we acquired Templeton Kenley (Simplex) and Superior Plant Services, deploying $105 million in capital in these additions to our Industrial segment. During 2008, we maintained our disciplined acquisition process with its strong emphasis on ROIC. Our net debt to EBITDA leverage ratio stood at 1.7X at the end of the fiscal year, providing us with ample financial flexibility.

• Lastly, we'll review the results achieved from executing our strategy. It is the day-to-day execution of the business model that helped us more than triple our business since 2000 and is now guiding us as we seek to continue the track record of profitable growth.

We've worked hard in 2008 laying the foundation for the future. The new Taicang, China facility, further entrenchment of the LEAD culture, and people development are all great examples of managing Actuant for the long term. We are proud of what Actuant has accomplished in its first eight years as a stand-alone public company, but we're now planning for the next decade.

IN SUMMARY

We would like to extend our appreciation to Bill Sovey and Larry Yost, who will be retiring from the Actuant Board of Directors in January, 2009. Bill joined Actuant at the spin-off in 2000 while Larry joined in 2004. Actuant has grown and evolved significantly through this period and both Bill and Larry have provided invaluable leadership and guidance to help Actuant grow, and we are deeply grateful. We welcome new board members Alan Hunter, Holly Van Deursen and Gurminder Bedi. Each of these directors adds specific end market experience to Actuant's portfolio of businesses, and we look forward to their contributions as we continue Actuant's growth.

Getting results is what you can continue to expect from Actuant. Over 7,500 employees around the globe dedicate their effort, time and talent to driving Actuant's results. I'd like to thank each of them as well as our investors, customers and suppliers for their commitment to Actuant.

Sincerely,

Robert C. Arzbaecher
Chairman and CEO

Actuant's results are achieved from the execution of our Business Model, illustrated below:


SALES
RETURNS
RESULTS
Core Internal Growth
Acquisitions
Incremental Earnings Growth
EPS Growth
Return On Invested Capital
Employee Development & Training
ACTUANT AIM PROCESS
ACTUANT LEAD
REINVEST
Free Cash Flow
REDUCE DEBT

Actuant's strategy emerges

Here's how it works. Actuant businesses focus on generating strong cash flow which is either used to reduce debt or reinvested into core growth opportunities and business acquisitions. Actuant seeks to grow its core sales by 1.5-2.0X GDP (Gross Domestic Product), focusing on new customers, markets and geographies. We supplement that core growth with acquisitions which either complement our existing businesses or provide new markets or products. We accelerate cash flow by improving margins via our LEAD (Lean Enterprise Across Disciplines) continuous improvement process and through acquisition synergies utilizing AIM (Acquisition Integration Model). Robust employee training and development ensures that we have the right people in the right place to execute our strategies.

Executing this model enhances the diversity of our revenue in terms of geography, customers and end markets. In turn, that diversity provides a level of consistency to our financial results.

The model emphasizes cash flow. It guides Actuant decision-makers to consider the best return for every incremental dollar of invested capital. Core growth investments, acquisitions and all capital spending and efficiency projects are evaluated based on their cash flow return. Additionally, all employees' incentive compensation, from the CEO's office to the shipping dock, is based on return on invested capital.



Power-Packer's hydraulic pumps, cylinders, hoses and latches have given truck manufacturers such as DAF, Scania and Volvo the ability to lift cabs on cab-over-engine and conventional trucks safely and efficiently for decades.



Power-Packer has broadened its served market to include patient handling, offering a complete range of hydraulic and electro-hydraulic actuators for applications such as hospital beds, scan and operating tables and stretchers.

Actuant's Diversity — 2008 Revenues $1.66 Billion



42% Europe
51% North America
7% ROW

Sales by Geography



Other 6%
Aerospace 2%
Agriculture/Lawn & Garden 2%
Residential Construction 2%
OEM Electrical 2%
RV 3%
Infrastructure 3%
Power Generation 4%
Marine 5%
Wholesale Electrical 6%
Auto 9%
22% Industrial/MRO
13% Retail/DIY
11% Truck
10% Oil & Gas

Sales by End Market

rom our cash flow focused business model.

The model also drives us to focus on designing and assembling products our customers need. We add value by superior engineering, product innovation and logistics expertise. As a result, we are not asset intensive, allowing more flexible manufacturing and reduced capital spending requirements.

As an illustration, consider our Power-Packer truck business. Power-Packer has been delivering hydraulic actuation technology to truck manufacturers for almost 40 years. Power-Packer has become the leading global supplier by continuing to improve product performance, increasing system capabilities, reducing customer's costs and expanding geographically into markets such as Turkey, Korea, China and Brazil. Power-Packer makes it easy for Original Equipment Manufacturers (OEMs) by supplying turn-key systems anywhere in the world at a consistent high quality standard. Power-Packer can expand to meet demand without significant additional investment in plant and equipment, and is well positioned to extend its technology into other end market applications, including off-highway vehicles and medical applications.

Actuant continues to focus on creating shareholder value by emphasizing both growth and above-average returns on invested capital. The disciplined execution of this business model has served Actuant well in the past, and will continue to direct our growth strategy into the future.


CATERPILLAR

Actuant's growth results fron

Actuant has delivered a 20% compound annual growth rate in sales since the 2000 spin-off. In 2008, Actuant businesses like Hydratight, Enerpac and Maxima benefited from robust global demand in energy, natural resources and commodity-linked markets. Declining North American consumer confidence created end market weakness for businesses including Gardner Bender, Marinco and PowerGear.

Each Actuant business seeks to grow organically by introducing new products, stretching its markets, or expanding its customer base. It all begins with a strategic plan. Each unit carefully examines market share and industry trends, completes a map of current and potential customers, and develops a plan to achieve core growth.

Product innovation is one way the Actuant businesses grow. This year, Enerpac introduced the new XVARI pump, an air-powered hydraulic pump that provides better control for the operator, is ergonomically designed and leads to increased productivity. High-tech engineering and extensive end-user research led to innovative product features that promise to create more competitive differentiation in this important product segment.

Actuant is capitalizing on technology and market trends to drive core sales growth, including at Gits Manufacturing. Gits' precision air-flow valving technology is critical for reducing harmful emissions, improving fuel efficiency and enhancing horsepower in diesel engines and turbochargers. Gits has the opportunity to expand its served market beyond its traditional North American heavy-duty truck base



Actuant's Taicang, China, facility opened in August 2008 and operates as an engineering and manufacturing base for Actuant companies serving both the fast-growing Asian market as well as customers across the globe.

It has been projected that 30% of Caterpillar's future growth is likely to be in China. As Caterpillar takes a long-term, strategic view of supplier relationships, Actuant's growing presence in China will provide better support to this important customer.


RELEAS
PRESSUR

Using "Voice of the Customer" techniques, Enerpac designed the new XVARI air powered hydraulic pump to meet its customer requirements for safety, performance and value.

lisciplined execution of our strategies.

to European and Asian trucks, off-highway vehicles and certain passenger car and light-duty truck platforms.

Other Actuant businesses seek to leverage our global facility base to expand, especially our growing footprint in China. In August, Actuant opened a new manufacturing and assembly facility in Taicang, which consolidates three existing China-based operations into one. In addition to manufacturing, Taicang will host shared engineering, finance, customer service, human resources and marketing functions to serve a number of Actuant businesses. It will also work collaboratively with Actuant's successful sourcing operation, which today includes more than 150 people sourcing nearly $150 million in products and components annually. The Taicang operation represents an enormous opportunity for all of the Actuant businesses, especially those seeking to enter and broaden their sales in this important growth market.

Finally, Actuant's global customer relationships also create growth opportunities—especially in cases where numerous Actuant businesses serve a common customer. For example, Enerpac's strong relationship with industrial products distributor Grainger has opened the door for other businesses such as Acme Electric and Simplex. Another important global customer of Actuant is Caterpillar. Currently, eight different Actuant companies provide products or services to Caterpillar. Global customers like Caterpillar seek out suppliers with consistent quality, engineering, financial stability and a global footprint, which our businesses provide.

INDUSTRIAL

- hedleypurvis limited
- HYDRATIGHT SWEENEY
- D.L.Ricci Corp.
- PRECISION SURE-LOCK®, LP
- MACHINEFABRIEK VEHA HAAKSBERGEN B.V.
- InjectAseal
- TT Fijnmechanica
- SIMPLEX
- SUPERIOR PLANT SERVICES
- THE CORTLAND COMPANIES

ELECTRICAL

- Kopp
- dresco The Connection Company
- A.W. SPERRY
- ACME ELECTRIC
- Marinco
- BEP MARINE
- actown
- BH ELECTRONICS

ACTUATION SYSTEMS

- Kwikee
- CYVEL S.A.
- GITS MFG. CO.
- elliott manufacturing
- Sanlo A Cortland Company

ENGINEERED PRODUCTS

- Acme Electric Corporation AEROSPACE DIVISION An Actuant Company
- TURNER ELECTRIC, LLC
- MAXIMA TECHNOLOGIES

Actuant's acquisition succes

Acquire good companies and integrate them to make them better. That is the Actuant approach to acquisitions.

Acquisitions are an important part of the Actuant growth strategy. We identify attractive tuck-in acquisitions that complement our existing businesses and present opportunities for cost synergies as well as increased sales through our geographic footprint or complementary products.

One of the keys to our acquisition success is the close cooperation between our corporate business development team and business unit leaders to aggressively leverage our networks and relationships. The business unit leaders are in the best position to assess their markets and suggest acquisitions that support their growth strategies. Robust evaluation processes help to increase the quality of these internally generated ideas.

Our success is also driven by our Acquisition Integration Model (AIM). We do not take a cookie cutter approach to integration and recognize that each company has its unique strengths. Our process preserves what is best about acquired businesses and passes on the benefits of our organization, such as our continuous improvement philosophy and low-cost country sourcing expertise. We also seek ways to leverage our global customer relationships and geographic footprint, helping acquired companies enter new markets.

During fiscal 2008, Actuant completed the acquisitions of Simplex and Superior Plant Services (SPS), both



Pictured here, metal disintegration is an innovative metal removal system that is precise, fast and portable. It can be used in the removal of broken studs or bolts.

The acquisition of Superior Plant Services (SPS) in March 2008 brought Actuant's Hydratight business a number of competencies. These included 125 highly trained service technicians in the Gulf of Mexico region, service capabilities and customer relationships in the nuclear industry. Additionally, SPS added complimentary maintenance services such as field machining, flange weld testing, line isolation, heat treating and metal disintegration.

s strengthened by our AIM process.

supporting our Industrial segment. SPS is a good example of our acquisition approach. Just four years ago, Actuant was looking to acquire a torque wrench company to augment Enerpac's product offering. In 2005, we acquired two businesses in Europe that became the foundation of what today is known as Hydratight. In the process, we created an important new growth platform—providing joint integrity products and services to the global oil & gas and power generation markets. This year's acquisition of U.S. based SPS expanded both the range and geographic base of services we provide to these industries.

In October 2008, we acquired Cortland, a maker of custom engineered cables, umbilicals and synthetic ropes utilized in offshore oil & gas, marine, industrial and other markets. Cortland represents a great addition to Actuant's diversified portfolio. Its niche leadership positions, strong management team and global customer relationships are an ideal fit with Actuant.

Recently, we've begun the process of evaluating the potential to acquire new platforms for Actuant, those that would reach beyond our existing product portfolio. This could help us to further diversify by expanding our served markets, yet share some of the important characteristics of our existing business, such as niche market leadership. The Cortland acquisition was an example of this.

We continue to have a full list of potential acquisition ideas and will maintain financial discipline to make sure any completed acquisitions provide a solid return on our investment.



Actuant's LEAD continuous

Our approach to continuous improvement—LEAD (Lean Enterprise Across Disciplines)—continues to evolve, improve and expand. Actuant's LEAD Office, established in 2007 as the global "center of excellence" for LEAD, ingrains the continuous improvement culture into every Actuant business. This year, nearly 500 LEAD events identified and focused on processes where Actuant businesses could eliminate waste and improve business results. The focus is not about where a business is at on the continuous improvement journey, but how it can get better.

A business partner from our LEAD Office is assigned to each business to help facilitate the full engagement of LEAD. An internal LEAD website provides a clearinghouse of best practices. Our LEAD Office also assists with project management, back office improvement and "Voice of the Customer" initiatives.

As Actuant optimizes its manufacturing facilities, such as the manufacturing start-up in the new Taicang, China, plant, the LEAD Office's project management team has played a leading role in the transition. They utilized tools such as 3P (Production Preparation Process) to alter and improve existing production lines before they were moved, assuring a fast start on the LEAD journey in this important new facility.

Assuring a common understanding and language about LEAD across all of Actuant is important. This year, Actuant's



LEAD events take place across Actuant businesses every day. From a simple 5S event in a maintenance area to TFM (total flow management) assembly cell optimization events, our facilitators and process owners have embraced the principles of LEAD.


KOS Dashboard
LEAD Events
LEAD
Policy Deployment
LEAD
Six Sigma Projects
LEAD
MBF
LEAD
6S

Maxima Technologies LEAD board is recognized as a "Best Practice" within Actuant. Information about it can be found on Actuant's LEAD Intranet website so others do not need to "reinvent the wheel" at their facility.

mprovement culture drives results.

LEAD Office rolled out communication materials globally, stressing the guiding principles of our LEAD journey, which include:

- Create ongoing flow
- Listen to the customer
- Involve all employees
- Go to the workplace and see for yourself
- Standardize all processes and tasks
- Stop processes immediately if standards aren't kept
- Mentor, challenge, facilitate
- Create conditions in which employees can continuously come up with solutions

Acquired companies come into Actuant with varying degrees of continuous improvement cultures. Even acquired companies with deep-rooted continuous improvement methodologies find LEAD can enhance their results. Consider Maxima Technologies, a company (acquired by Actuant in 2006) that already had a very robust Six Sigma culture. Maxima retained its strong Six Sigma approach, and also began to learn and apply LEAD principles. Now, LEAD is an integral part of Maxima's continuous improvement culture. But the sharing goes two ways. Actuant was able to learn Six Sigma problem-solving techniques from Maxima, and its matrixed employee training approach. Today, our two organizations have come together and are operating more efficiently than ever.


www.actuant.cc
Actuant
professionally. The
opportunities are endless."
people dr
nvironm
people driven
approach
people

Actuant's leadership is guide

To get results, Actuant counts on its people. More than 7,500 employees from diverse businesses join together under one common set of core values. These include integrity, growth, teamwork, continuous improvement, execution and customer focus. We've invested in and developed our human resources infrastructure to recruit, develop and retain the employees that share these values.

Critical to our past and future success are businesses that can grow. As Actuant seeks growth, we must anticipate future leadership needs of the organization and train and develop managers to take the reins. In essence, we are putting the horses before the cart! This talent development has many parts:

• Our talent acquisition team recruits for all Actuant businesses and utilizes tailored college recruitment and training for specialized areas such as sales management, engineering and accounting. For example, Actuant has developed a financial management development program (FMDP) to attract and develop new college graduates into future finance leaders.

• We identify future leaders who we believe can manage larger business units, can help us grow the business, and can absorb acquisitions into their organizations. Once identified, we put these high potential employees through a multi-year development program that includes both formal and informal training.

Developing Leaders — Tony Wedeward

Tony's career path is a good illustration of leadership development at Actuant. Tony began as a territory sales manager for Enerpac and progressed through various sales, marketing and leadership roles, demonstrating an ability to drive profitable growth. His role grew to include global responsibilities such as the development and implementation of growth strategies for Enerpac's Workholding and Integrated Solutions businesses. This included an expatriate assignment in Singapore to assist the Integrated Solutions team in supporting the robust infrastructure development in Southeast Asia. Along the way, Tony was able to pursue his MBA with tuition assistance from Actuant and attend GMI and other development training programs.

This year, Tony was promoted to US Business Leader for Power-Packer. His experience in identifying attractive end markets and applications, while focusing the organization to successfully exploit those opportunities, will serve him well in this new role. He is responsible for identifying appropriate acquisition targets, increasing the value we add to key end markets and expanding the number of customers served by Power-Packer.

In Tony's own words: "Actuant has provided the extensive resources to prepare for this role. I've had a combination of real experience and formal training to help develop the skills I need to lead a business. My goal is to help Power-Packer successfully serve our current niches, increase the value we provide to existing customers as well as identify and develop new opportunities for growth."



y our disciplined business model.

• We implemented a formal program called General Management Intensive (GMI). GMI is an MBA-like training program developed in conjunction with the University of Wisconsin-Madison School of Business. It is tailored for Actuant, with a focus on the business model, leadership, international marketing and growth.

• Rotational assignments through the LEAD Office for high potential employees help to further ingrain our culture of continuous improvement and add diverse capabilities into the LEAD Office.

• Actuant completed a global talent plan in 2008, identifying both where our existing talent resides and where our future needs will be. This is critical as we identify succession plans for key leaders. It is also meaningful for our employees who are able to find abundant career opportunities within our global organization.

• At the most senior level, a chief operating officer position was created in 2007. This position led to the scalability of our segment structure and addition of leadership capacity at the Corporate office.

Actuant leaders commit significant time and energy to identify the human resources necessary to fuel future growth. It is a priority across the organization to make sure we have the right people prepared for the opportunities ahead.

Track Record of Consistent Growth

(US $ in millions, except per share amounts)



$2.50
$2.00
$1.50
$1.00
$0.50
$0
01 02 03 04 05 06 07 08
22% CAGR
$2000
$1500
$1000
$500
$0
01 02 03 04 05 06 07 08
20% CAGR
$200
$150
$100
$50
$0
01 02 03 04 05 06 07 08
17% CAGR

Diluted EPS Before Special Items[1] **Sales[1]** **Free Cash Flow[1]**

[1] See page 16 for calculation of free cash flow, free cash flow conversion, diluted earnings per share before special items and net debt/EBITDA leverage.

Actuant's results

One of the hallmarks of Actuant is our belief in measuring results. While goals and strategies are clearly articulated, and our focus on the Actuant business model is unwavering, we constantly review and confirm that we are getting the intended results as we execute our strategy.

At the highest level, we strive to consistently grow Earnings Per Share (EPS) in the upper quartile of industrial companies and deliver free cash flow in excess of net income. We use this cash flow to fund core growth and acquisitions, or to reduce debt. In 2008, we again delivered on our commitments:

SALES

Fiscal 2008 sales reached $1.66 billion, up 14% from 2007. Our diversity again contributed to 2008's record performance. Some of our businesses benefited from strong product and market trends, while others encountered economic headwinds and a wary consumer. Since the spin-off in 2000, Actuant has delivered a 20% compound annual growth rate in sales.

EARNINGS PER SHARE

Consolidated diluted EPS, before special items, reached $2.05, an increase of 18% over 2007. Margin improvements continued from our LEAD processes, Asian sourcing, and acquisition synergies. Over the eight years since the spin-off, Actuant has grown EPS at a 22% compounded annual rate.

Sales by End Market



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
Other
Infrastructure
Power Generation
Oil & Gas
Industrial/MRO
OEM Electrical
Wholesale Electrical
Retail/DIY
Truck
RV
Auto
Other
Agriculture/Lawn & Garden
Infrastructure
Power Generation
Marine
Residential Construction
Oil & Gas
Industrial/MRO
OEM Electrical
Wholesale Electrical
Retail/DIY
Truck
RV
Auto
Diversity at Spin-off
Diversity Today

Solid Balance Sheet



300%
150%
125%
100%
75%
50%
01 02 03 04 05 06 07 08

Free Cash Flow/Net Income Conversion[1]



4.0
3.0
2.0
1.0
SPIN-OFF 01 02 03 04 05 06 07 08

Net Debt/EBITDA Leverage[1]

peak for themselves.

CAPITAL DEPLOYMENT

Actuant completed two acquisitions in fiscal 2008, and including Cortland, has deployed over $1.1 billion on acquisitions since the spin-off. Acquisitions have further diversified our revenues, adding businesses participating in higher growth markets such as oil & gas and power generation. This portfolio management strategy also provides us with less reliance on more cyclical markets such as RV and automotive.

CASH FLOW

We generated total free cash flow of $151 million in 2008, representing a 116% conversion of net income. Our continued focus on Return on Invested Capital (ROIC) drove this cash flow, leading to our eighth consecutive year of free cash flow conversion to net income in excess of 100%.

SHAREHOLDER RETURNS

The long-term compounding of these year-over-year record results has led to a meaningful return for investors. From the spin-off in 2000 to the end of fiscal 2008, Actuant's stock has returned a split-adjusted 30% annual return to investors. Our market capitalization has grown from $113 million at the time of the spin-off to more than $1.6 billion at fiscal year end.

Going forward, we believe consistently delivering results will help us continue to grow, rewarding our shareholders, our employees, and our communities.

Reconciliation of GAAP Measures to Non-GAAP Measures

(US$ in millions, except per share amounts)

Free Cash Flow	2004	2005	2006	2007	2008
Cash provided by continuing operations (GAAP measure)	$ 48	$ 97	$ 122	$ 177	$ 170
Capital expenditures	(11)	(15)	(20)	(31)	(44)
Proceeds from sale of property, plant & equipment	15	4	2	4	14
Cash inflows related to previously divested businesses	—	16	—	—	—
Payments to (proceeds from) A/R securitization program	2	(19)	(6)	(6)	4
Other	2	2	4	4	7
Free cash flow (non-GAAP measure)	$ 56	$ 85	$ 102	$ 148	$ 151
Earnings Before Special Items					
Net earnings (GAAP measure)	$ 24	$ 71	$ 93	$ 105	$ 123
Debt extinguishment costs, net of tax	25	—	—	—	—
Tax gains	—	(1)	(8)	(2)	(3)
Restructuring charge, net of tax	—	—	4	5	10
Earnings before special items (non-GAAP measure)	$ 49	$ 70	$ 89	$ 108	$ 130
Free Cash Flow Conversion					
Free cash flow—per above	$ 56	$ 85	$ 102	$ 148	$ 151
Earnings before special items—per above	49	70	89	108	130
Free cash flow as a percentage of earnings before special items (non-GAAP measure)	114%	121%	115%	137%	116%
EBITDA Before Special Items					
Net earnings (GAAP measure)	$ 24	$ 71	$ 93	$ 105	$ 123
Net financing costs	13	17	26	33	36
Income tax expense	15	35	33	47	55
Depreciation and amortization	17	22	28	36	45
Debt extinguishment costs	37	—	—	—	—
Restructuring charge	—	—	5	5	11
EBITDA before special items (non-GAAP measure)	$ 106	$ 145	$ 185	$ 226	$ 270
Diluted Earnings Per Share Before Special Items					
Net earnings (GAAP measure)	$ 0.47	$ 1.21	$ 1.50	$ 1.69	$ 1.93
Debt extinguishment costs, net of tax	0.45	—	—	—	—
Tax gains	—	(0.01)	(0.12)	(0.02)	(0.04)
Restructuring charge, net of tax	—	—	0.07	0.07	0.16
Total (non-GAAP measure)	$ 0.92	$ 1.20	$ 1.45	$ 1.73	$ 2.05
Year-over-year growth	30%	30%	21%	20%	18%
Net Debt/EBITDA Leverage					
Net debt at August 31[1]	$ 188	$ 432	$ 455	$ 475	$ 452
Pro-forma EBITDA[2]	108	176	199	236	272
Net debt/EBITDA leverage (non-GAAP measure)	1.7x	2.5x	2.3x	2.0x	1.7x

(1) Net debt at August 31 equals total debt (short term borrowings and long term debt, including current portion) less cash and cash equivalents.

(2) Pro-forma EBITDA before special items is calculated as EBITDA before special items (above) adjusted to include the EBITDA of acquisitions by the Company. In this EBITDA calculation, we are including the full 12-month EBITDA for businesses acquired since the net debt used in the Net Debt/EBITDA Leverage calculation includes the debt used to fund these acquisitions. The pro-forma adjustment to reflect the full year EBITDA of acquisitions was $2 million, $31 million, $14 million, $10 million and $2 million for fiscal years ended August 31, 2004 through 2008, respectively.

Actuant has presented non-GAAP measures such as free cash flow, EBITDA, free cash flow conversion, earnings before special items, diluted earnings per share before special items, and net debt/EBITDA leverage because many of our investors and lenders use these non-GAAP measures to monitor the company's ability to incur and service debt, and for metrics in valuing our Company. Therefore, they are being presented as a convenience to them. These non-GAAP measures should not be considered as an alternative to GAAP measures as an indicator of the company's operating performance, however, this presentation is important to investors for understanding the results of Actuant.

Exchange
New York Stock Exchange
Ticker Symbol ATU

Transfer Agent
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800 622 6757 phone
216 257 8508 fax

Legal Counsel
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606

Independent Accountants
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, WI 53202

Website
www.actuant.com

Board of Directors

[illegible]			
Gurminder S. Bedi	Chair		Chair
Thomas J. Fischer			
William K. Hall, Lead Director			
R. Alan Hunter			
Robert A. Peterson			
William P. Sovey			
Holly A. Van Deursen		Chair	
Dennis K. Williams			
Larry D. Yost			
[illegible]			
Robert C. Arzbaecher			
Gustav H. P. Boel			

Leadership

	Executive Council	[illegible]
Corporate	Bob Arzbaecher, CEO Guus Boel, EVP Mark Goldstein, COO Andy Lampereur, CFO	Susan Korthase, *Human Resources* Ted Wozniak, *Corporate Development*
Business	William Axline, EVP *Electrical* Bill Blackmore, EVP *Actuation Systems and Engineered Products* Brian Kobylinski, EVP *Industrial*	Jan de Koning, *European Electrical* Benjamin Johansen, *Global DIY* Oddie Leopando, *Maxima* Daryl Lilly, *Gits* Phil Maxted, *Hydratight* Tim McDonnell, *Specialty Electrical* N. Ranga Ranganathan, *Elliott* Monte Roach, *Professional Electrical* Mark Sefcik, *Enerpac* Jan Smit, *Power-Packer* John Stidd, *Cortland Cable* Jian Xie, *Actuant China*

Actuant has filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. These certificates are included as Exhibits to Actuant's Form 10-K for the 2008 fiscal year. Actuant's Chief Executive Officer has also submitted to the New York Stock Exchange a certification to the effect that he is not aware of any violation by the Company of the Exchange's corporate governance listing standards.

13000 West Silver Spring Drive
Butler, WI 53007
800-624-5242
262-373-7400
www.actuant.com

Actuant

END